Exhibit 2.1

EXECUTION VERSION

PURCHASE AND SALE AGREEMENT

dated as of December 6, 2019

by and between

GIP III ZEPHYR CARLSBAD HOLDINGS, llc,

a Delaware limited liability company,

as Seller

and

clearway energy operating LLC,

a Delaware limited liability company,

as Purchaser

-i-

(continued)

3.20 Insurance	19
3.21 Financial Statements	20
3.22 Absence of Changes	20
3.23 Sufficiency of Assets; Tangible Personal Property	21
3.24 Bank Accounts	21
3.25 Regulatory Status	21
3.26 Support Obligations	22
3.27 No Other Representations or Warranties	22
Article 4 REPRESENTATIONS AND WARRANTIES OF PURCHASER	22
4.01 Existence	22
4.02 Authority	22
4.03 No Consent	23
4.04 No Conflicts	23
4.05 Permits and Filings	23
4.06 Legal Proceedings	23
4.07 Purchase for Investment	23
4.08 Brokers	23
4.09 Governmental Approvals	24
4.10 Compliance with Laws	24
4.11 Due Diligence	24
Article 5 ADDITIONAL AGREEMENTS	24
5.01 Insurance Claims	24
Article 6 [Intentionally omitted]	26
Article 7 CONDITIONS TO OBLIGATIONS OF PURCHASER	26
7.01 Bring-Down of Seller’s Representations and Warranties	26
7.02 Performance at Closing	26
7.03 Litigation	26
7.04 Assignment of Membership Interests	26
7.05 Approvals and Consents	26
7.06 Officers’ Certificates	26

-ii-

(continued)

Article 8 CONDITIONS TO OBLIGATIONS OF SELLER	27
8.01 Bring-Down of Purchaser’s Representations and Warranties	27
8.02 Performance at Closing	27
8.03 Approvals and Consents	27
8.04 Litigation	27
8.05 Assignment of Membership Interests	27
8.06 Certificates	27
Article 9 TAX MATTERS	27
9.01 Certain Taxes	27
9.02 Allocation of Purchase Price	28
Article 10 SURVIVAL	29
10.01 Survival of Representations, Warranties, Covenants and Agreements	29
Article 11 INDEMNIFICATION	29
11.01 Indemnification by Seller	29
11.02 Indemnification by Purchaser	29
11.03 Period for Making Claims	29
11.04 Limitations on Claims	30
11.05 Procedure for Indemnification of Third Party Claims	31
11.06 Rights of Indemnifying Party in the Defense of Third Party Claims	31
11.07 Direct Claims	32
11.08 Exclusive Remedy	32
11.09 Indemnity Treatment	32
11.10 Mitigation	32
Article 12 [Intentionally Omitted]	33
Article 13 MISCELLANEOUS	33
13.01 Notices	33
13.02 Entire Agreement	33
13.03 Specific Performance	34
13.04 Time of the Essence	34
13.05 Expenses	34
13.06 Confidentiality; Disclosures	34

-iii-

(continued)

13.07 Waiver	34
13.08 Amendment	34
13.09 No Third Party Beneficiary	34
13.10 Assignment	34
13.11 Severability	35
13.12 Governing Law	35
13.13 Consent to Jurisdiction	35
13.14 Waiver of Jury Trial	35
13.15 Limitation on Certain Damages	36
13.16 Disclosures	36
13.17 Facsimile Signature; Counterparts	36

-iv-

(continued)

EXHIBITS

Exhibit A	Assignment of Membership Interests
Exhibit B	Wire Transfer Instructions
Exhibit C	Form of Officer’s Certificate of Seller
Exhibit D	Form of Secretary’s Certificate of Seller
Exhibit E	Form of Certificate of Non-Foreign Status of Seller
Exhibit F	Form of Officer’s Certificate of Purchaser
Exhibit G	Form of Secretary’s Certificate of Purchaser
Exhibit H	Seller Parent Guaranty

SCHEDULES

Schedule 1.01(b)	Permitted Exceptions and Permitted Liens
Schedule 3.03	Seller Consents
Schedule 3.05	Seller Approvals
Schedule 3.06	Legal Proceedings
Schedule 3.07	Brokers
Schedule 3.09(a)	Jurisdiction of Holdco and the Subsidiaries
Schedule 3.09(b)(i)	Exceptions to Seller’s Ownership
Schedule 3.09(b)(ii)	Ownership of Holdco and the Subsidiaries
Schedule 3.09(b)(iii)	Liens on Equity Interests
Schedule 3.09(c)	Directors and Officers
Schedule 3.09(e)	Options, Voting Trusts, and Other Agreements
Schedule 3.09(f)	Subsidiaries, Interests in Joint Ventures, and Others
Schedule 3.09(g)	Other Business
Schedule 3.09(i)	Liens on Title to the Acquired Interests
Schedule 3.10	Liabilities
Schedule 3.11	Taxes
Schedule 3.13	Company Contracts
Schedule 3.14	Real Property
Schedule 3.16	Environmental
Schedule 3.17	Permits
Schedule 3.18	Affiliate Transactions
Schedule 3.19	Intellectual Property
Schedule 3.20	Insurance
Schedule 3.22	Absence of Changes
Schedule 3.24	Bank Accounts

-v-

(continued)

Schedule 3.26	Support Obligations
Schedule 4.03	Purchaser Consents
Schedule 4.05	Purchaser Permits
Schedule 4.08	Brokers
Schedule 4.09	Governmental Approvals

-vi-

PURCHASE AND SALE AGREEMENT

This PURCHASE AND SALE AGREEMENT (this “Agreement”), dated as of December 6, 2019 (the “Effective Date”) is made and entered into by and between GIP III Zephyr Carlsbad Holdings, LLC, a Delaware limited liability company (“Seller”), and Clearway Energy Operating LLC, a Delaware limited liability company (“Purchaser”). Seller and Purchaser are referred to, collectively, as the “Parties” and each, individually, as a “Party.” Capitalized terms used herein shall have the meanings set forth in Section 1.01.

RECITALS

WHEREAS, Seller owns one hundred percent (100%) of the membership interests (the “Acquired Interests”) of CBAD Holdings LLC, a Delaware limited liability company (“Holdco”);

WHEREAS, Holdco owns one hundred percent (100%) of the membership interests in Carlsbad HoldCo LLC, a Delaware limited liability company (“Carlsbad HoldCo”), Carlsbad HoldCo owns one hundred percent (100%) of the membership interests in Carlsbad HoldCo II LLC, a Delaware limited liability company (“CH II”) CH II owns one hundred percent (100%) of the membership interests in Carlsbad Energy Holdings LLC (“Energy Holdings” and together with Holdco, Carlsbad HoldCo, CH II and Energy Holdings each a “Holding Company” and collectively, the “Holding Companies”) and Energy Holdings owns one hundred percent (100%) of the membership interests in Carlsbad Energy Center LLC (the “Project Company” and together with Carlsbad HoldCo, CH II and Energy Holdings, each a “Subsidiary” and collectively, the “Subsidiaries”);

WHEREAS, the Project Company owns an approximately 530 megawatt natural gas fired project in Carlsbad, California (the “Project”); and

WHEREAS, Seller desires to sell, and Purchaser desires to purchase all of the Acquired Interests on the terms and subject to the conditions set forth in this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

Article 1
DEFINITIONS, INTERPRETATION

1.01          Definitions. As used in this Agreement, the following defined terms have the meanings indicated below:

“2019 Note Purchase Agreement” means that certain Note Purchase Agreement, dated November 4, 2019, between Carlsbad Holdco and Wilmington Trust, National Association, in its capacity as collateral agent.

“Acquired Interests” has the meaning set forth in the Recitals.

“Action or Proceeding” means any action, suit, proceeding, arbitration or investigation by or before any Governmental Authority.

“Affiliate” of a specified Person means any other Person that directly or indirectly through one or more intermediaries Controls, is Controlled by or is under common Control with the Person specified. For the purposes of this Agreement, GIP III Zephyr Acquisition Partners, L.P. and its direct or indirect parent undertakings (including general and limited partners) or subsidiaries, including Seller, Holdco and the Subsidiaries shall not be considered “Affiliates” of Clearway Energy, Inc. and its direct or indirect subsidiaries, including Purchaser, and vice-versa.

“Agreement” means this Purchase and Sale Agreement and the exhibits, the appendices and the Disclosure Schedules, as any of the same shall be amended or supplemented from time to time.

“Apportioned Obligations” has the meaning set forth in Section 9.01(a).

“Assignment of Membership Interests” means the Assignment and Assumption Agreement, in substantially the form of Exhibit A attached hereto.

“Balance Sheet Date” has the meaning set forth in Section 3.21.

“Business Day” means a day other than Saturday, Sunday or any day on which banks located in the State of New York are authorized or obligated to close.

“Cap” has the meaning set forth in Section 11.04(c).

“Claim Threshold” has the meaning set forth in Section 11.04(b).

“Closing” has the meaning set forth in Section 2.03(a).

“Closing Date” is the date on which the transactions contemplated hereunder are consummated.

“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Company Contracts” has the meaning set forth in Section 3.13(a).

“Consequential Damages” has the meaning set forth in Section 13.15.

“Constitutive Documents” means the certificates of formation and the limited liability company agreements or partnership agreements, as amended (if applicable), of Holdco and the Subsidiaries.

“Contract” means any agreement, purchase order, commitment, evidence of Indebtedness, mortgage, indenture, security agreement or other contract, entered into by a Person or by which a Person or any of its assets are bound.

“Control” of a Person means the power, directly or indirectly, to direct or cause the direction of the management or policies of such Person (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise).

“Credit Agreement” means that certain Credit Agreement, dated as of May 26, 2017, by and among Energy Holdings, the lenders and issuing banks party thereto, and MUFG Union Bank, N.A.

“Deductible” has the meaning set forth in Section 11.04(a).

“Depositary Agreement” means that Depositary Agreement dated as of May 26, 2017, by and among Energy Holdings, MUFG Union Bank, N.A., as Collateral Agent and MUFG Union Bank, N.A., as Depositary and Securities Intermediary.

“Disclosure Schedules” means the schedules attached to this Agreement, and dated as of the date hereof.

“Effective Date” has the meaning set forth in the Preamble.

“Employee Plan” means any “employee benefit plan,” as such term is defined in Section 3(3) of ERISA, that is (or when in effect was) subject to any provision of ERISA, including Title IV of ERISA, and is or was sponsored, maintained or contributed to by Seller, Holdco or any Subsidiary or any ERISA Affiliate.

“Environmental Laws” means any Law relating to the environment, or to handling, storage, transportation, emissions, discharges, releases or threatened emissions, discharges or releases of Hazardous Substances into the environment, including ambient air, surface water, ground water or land, or otherwise relating to the manufacture, processing, distribution, use, treatment or disposal of any Hazardous Substances, including, but not limited to, the Clean Air Act, the Federal Water Pollution Control Act (including, but not limited to the Clean Water Act and the Oil Pollution Act), the Safe Drinking Water Act, the Federal Solid Waste Disposal Act (including, but not limited to, the Resource Conservation and Recovery Act of 1976), the Comprehensive Environmental Response, Compensation, and Liability Act, the Toxic Substances Control Act, the Federal Insecticide, Fungicide and Rodenticide Act, the Emergency Planning and Community Right-to-Know Act, and the Occupational Safety and Health Act (to the extent relating to human exposure to Hazardous Materials) and any other federal, state or local laws, ordinances, rules or regulations now or hereafter existing relating to any of the foregoing.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes Seller, Holdco or any Subsidiary or that is a member of the same “controlled group” as Seller pursuant to Section 4001(a)(14) of ERISA; provided, however, that Holdco and the Subsidiaries shall not be considered to be ERISA Affiliates from and after the Closing Date.

“FERC” means the Federal Energy Regulatory Commission.

“Financial Statements” has the meaning set forth in Section 3.21.

“Financing Documents” means the Credit Agreement, Note Purchase Agreement, 2019 Note Purchase Agreement, Depositary Agreement and such other related agreements entered into in respect of the construction of the Project.

“FPA” means the Federal Power Act, as amended.

“GAAP” has the meaning set forth in Section 1.02(c).

“Governmental Approval” means any consent or approval required by any Governmental Authority.

“Governmental Authority” means any federal, state, local or municipal governmental body; any governmental, quasi-governmental, regulatory or administrative agency, commission, body or other authority exercising or entitled to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power, including NERC, FERC and each Regional Entity; or any court or governmental tribunal.

“Hazardous Substances” means any substance, element, compound or mixture, whether solid, liquid or gaseous: (a) which is defined as “hazardous waste” or “hazardous substance” or “pollutant” or “contaminant” under any Environmental Law; (b) which is  otherwise hazardous and is subject to regulation by any Governmental Authority; (c) petroleum hydrocarbons (other than naturally occurring petroleum hydrocarbons); (d) polychlorinated biphenyls (PCBs); (e) asbestos-containing materials (other than naturally occurring asbestos); or (f) radioactive materials (other than naturally occurring radioactive materials).

“Holdco” has the meaning set forth in the Recitals.

“Holding Company” has the meaning set forth in the Recitals.

“Indebtedness” means all obligations of a Person (a) for borrowed money, (b) evidenced by notes, bonds, debentures or similar instruments, (c) for the deferred purchase price of goods or services (other than trade payables or accruals incurred in the ordinary course of business and not past due), (d) under capital leases, (e) secured by a Lien on the assets of such Person, whether or not such obligation has been assumed by such Person, (f) with respect to reimbursement obligations for letters of credit and other similar instruments (whether or not drawn), (g) in the nature of guaranties of the obligations described in clauses (a) through (f) above of any other Person or as to which such Person has an obligation substantially the economic equivalent of a guaranty, or (h) in respect of any other amount properly characterized as indebtedness in accordance with GAAP.

“Indemnified Party” means any Person claiming indemnification under any provision of Article 11.

“Indemnifying Party” means any Person against whom a claim for indemnification is being asserted under any provision of Article 11.

“IRS” means the United States Internal Revenue Service.

“Knowledge of Seller” means the actual knowledge of William Gutterman, Robert Callahan and Julie Ashworth, after reasonable inquiry of their direct reports.

“Land” has the meaning set forth in Section 3.14(a).

“Laws” means all laws, statutes, treaties, rules, orders, codes, ordinances, standards, regulations, restrictions, official guidelines, policies, directives, interpretations, permits or other pronouncements having the effect of law of any Governmental Authority.

“Liabilities” means any liability, Indebtedness, obligation, commitment, or expense, in each case, requiring either (i) the payment of a monetary amount, or (ii) any type or fulfillment of an obligation, and in each case whether accrued, absolute, contingent, asserted, matured, unmatured, secured or unsecured.

“Lien” means any lien, mortgage, pledge, security interest, charge or encumbrance of any kind (including, without limitation, any conditional sale or other title retention agreement, any lease in the nature thereof, and any agreement to give any lien or security interest).

“Lookback Date” means, with respect to any representation or warranty set forth in Article 3 of this Agreement, the date of the beginning of the applicable time period set forth in the corresponding representation or warranty in the Original PSA (or, if there is no time period in the corresponding representation or warranty in the Original PSA, then the reference in such representation or warranty in this Agreement to “Lookback Date” shall be ignored and deemed not included in such representation or warranty); provided, however that with respect to any claim made by Purchaser on or after February 27, 2020 for a breach of a representation or warranty made by Seller in this Agreement, the Lookback Date means February 27, 2019 (and, for the avoidance of doubt, the preceding parenthetical shall be of no force and effect).

“Losses” means any and all claims, damages, losses, Liabilities, costs, fines, penalties assessed by any Governmental Authority and expenses (including settlement costs and any reasonable legal, accounting or other expenses for investigating or defending any actions or threatened actions), and excluding any consequential, incidental, indirect, special, exemplary or punitive damages.

“Material Adverse Effect” means any fact, event, circumstance, condition, change or effect that has, or would reasonably be expected to have, individually or in the aggregate, a materially adverse effect on the assets, properties, liabilities, financial condition or results of operations of Holdco and the Subsidiaries; provided, however, that none of the following shall be or will be at the Closing deemed to constitute and shall not be taken into account in determining the occurrence of a Material Adverse Effect: any fact, event, circumstance, condition, change or effect resulting from (a) any economic change generally affecting the international, national or regional (i) electric generating industry or (ii) wholesale markets for electric power; (b) any economic change in markets for commodities or supplies, including electric power, as applicable, used in connection with Holdco or the Subsidiaries; (c) any change in general regulatory or political conditions, including any engagements of hostilities, acts of war or terrorist activities, natural disasters or weather-related events or changes imposed by a Governmental Authority associated with additional security; (d) any change in any Laws (including Environmental Laws), industry standards generally affecting the industry or markets in which Holdco or any Subsidiary operates or GAAP; (e) any change in the financial condition of Holdco or any Subsidiary caused by the pending sale of Holdco or the Subsidiaries to Purchaser, including changes due to the credit rating of Purchaser; (f) any change in the financial, banking, or securities markets (including any suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange, American Stock Exchange or Nasdaq Stock Market) or any change in the general national or regional economic or financial conditions; (g) any actions to be taken pursuant to or in accordance with this Agreement; or (h) the announcement or pendency of the transactions contemplated hereby, including any labor union activities or disputes; provided, however, that any fact, event, circumstance, condition, change or effect resulting from clauses (a) through (f) shall nonetheless be taken into consideration in determining whether a Material Adverse Effect has occurred to the extent such changes, events, effects or occurrences have a materially disproportionate impact on Holdco and the Subsidiaries, taken as whole, as compared to similarly situated businesses in the same industry and in the same geographical area.

“NERC” means the North American Electric Reliability Corporation.

“Note Purchase Agreement” means that certain Note Purchase Agreement, dated May 26, 2017, among Energy Holdings and each purchaser party thereto.

“Option” with respect to any Person means any security, right, subscription, warrant, option, “phantom” stock right or other Contract that gives the right to (i) purchase or otherwise receive or be issued any shares of capital stock or other security or equity interest of such Person or any security or right of any kind convertible into or exchangeable or exercisable for any shares of capital stock or other security or equity interest of such Person, or (ii) receive or exercise any benefits or rights similar to any rights enjoyed by or accruing to the holder of shares of capital stock (or any other equity interest or security) of such Person, including any rights to participate in the equity or income of such Person or to participate in or direct the election of any directors or officers (or similar positions) of such Person or the manner in which any shares of capital stock (or any other security or equity interest) of such Person are voted.

“Order” means any writ, judgment, injunction, ruling, decision, order or similar direction of any Governmental Authority, whether preliminary or final.

“Original PSA” means that certain Purchase and Sale Agreement, dated as of February 6, 2018, by and between NRG Gas Development Company, LLC and GIP Zephyr Holdings, LLC (as assignee of NRG Yield Operating LLC), as amended.

“Party” or “Parties” has the meaning set forth in the Preamble.

“Permit” means all licenses, permits, consents, authorizations, approvals, ratifications, certifications, registrations, exemptions, variances, exceptions and similar consents granted or issued by any Governmental Authority.

“Permitted Exceptions” means, with respect to the Real Property Rights, the following:

(a)               all Liens for Taxes, which are not due and payable as of the Closing Date or, if due, are (i) not delinquent or (ii) being contested in good faith through appropriate proceedings and set forth on Schedule 1.01(b) of the Disclosure Schedules and as to which adequate reserves in accordance with GAAP have been taken on the books of Holdco or the Subsidiaries;

(b)              all building codes and zoning ordinances and other Laws of any Governmental Authority heretofore, now or hereafter enacted, made or issued by any such Governmental Authority affecting the Real Property Rights;

(c)              all easements, rights-of-way, covenants, conditions, restrictions, reservations, licenses, agreements, and other similar matters which would not reasonably be expected to, in the aggregate, have a Material Adverse Effect on the use and enjoyment of the Real Property Rights;

(d)              all encroachments, overlaps, boundary line disputes, shortages in area, drainage and other easements, cemeteries and burial grounds and other similar matters which would not reasonably be expected to, in the aggregate, have a Material Adverse Effect on the use and enjoyment of the Real Property Rights;

(e)              all electric, telephone, gas, sanitary sewer, storm sewer, water and other utility lines, pipelines, service lines and facilities of any nature now located on, over or under the Real Property Rights, and all licenses, easements, rights-of-way and other similar agreements relating thereto which would not reasonably be expected to, in the aggregate, have a Material Adverse Effect on the use and enjoyment of the Real Property Rights;

(f)               all existing public and private roads and streets (whether dedicated or undedicated), and all railroad lines and rights-of-way affecting the Real Property Rights which would not reasonably be expected to, in the aggregate, have a Material Adverse Effect on the use and enjoyment of the Real Property Rights;

(g)              all rights with respect to the ownership, mining, extraction and removal of minerals of whatever kind and character (including, without limitation, all coal, iron ore, oil, gas, sulfur, methane gas in coal seams, limestone and other minerals, metals and ores) that have been granted, leased, excepted or reserved prior to the date hereof which would not, in the aggregate, reasonably be expected to have a Material Adverse Effect on the use and enjoyment of the Real Property Rights; and

(h)              inchoate mechanic’s and materialmen’s liens for construction in progress and workmen’s, repairmen’s, warehousemen’s and carrier’s liens arising in the ordinary course of business of Holdco or the Subsidiaries (i) as to which there is no existing default on the part of Holdco or any Subsidiary or (ii) that are being contested in good faith through appropriate proceedings and as set forth on Schedule 1.01(b) of the Disclosure Schedules and as to which adequate reserves in accordance with GAAP have been taken on the books of Holdco or any Subsidiary.

“Permitted Liens” means any (a) mechanic’s, laborer’s, workmen’s, repairmen’s and carrier’s Liens, including all statutory Liens (i) relating to obligations as to which there is no existing default on the part of Holdco or any Subsidiary or (ii) that Seller is contesting in good faith through appropriate proceedings and set forth on Schedule 1.01(b) of the Disclosure Schedules and as to which adequate reserves in accordance with GAAP have been taken on the books of Holdco and the Subsidiaries, as applicable; (b) Liens for Taxes, assessments and other governmental charges not yet due and payable or, if due, (i) not delinquent or (ii) being contested in good faith through appropriate proceedings and set forth on Schedule 1.01(b) of the Disclosure Schedules and as to which adequate reserves in accordance with GAAP have been taken on the books of Holdco and the Subsidiaries; (c) good faith deposits in connection with bids, tenders, leases, contracts or other agreements, including rent security deposits; (d) pledges or deposits to secure public or statutory obligations or appeal bonds; (e) in the case of personal property owned or held by Holdco or any Subsidiary, covenants and other restrictions in the Company Contracts; and (f) any other Liens set forth on Schedule 1.01(b) of the Disclosure Schedules.

“Person” means any natural person, corporation, limited liability company, general partnership, limited partnership, proprietorship, other business, entity, organization, trust, union, association or Governmental Authority.

“Pre-Closing Overbill Payments” has the meaning set forth in Section 5.03.

“Project” has the meaning set forth in the Recitals.

“Project Company” has the meaning set forth in the Recitals.

“Projections” has the meaning set forth in Section 3.27.

“PUHCA” means the Public Utility Holding Company Act of 2005.

“Purchase Price” has the meaning set forth in Section 2.02.

“Purchaser” has the meaning set forth in the Preamble.

“Purchaser Approvals” has the meaning set forth in Section 4.09.

“Purchaser Consents” has the meaning set forth in Section 4.03.

“Purchaser Indemnified Parties” means Purchaser, its successors and assigns, and each of their Representatives.

“Real Property Rights” means all real property rights and interests of Holdco and the Subsidiaries, including, but not limited to, all options, leases, easements, land use rights, access easements, transmission line easements, rights to ingress and egress, any and all bids, grants, awards, applications, rights to negotiate, and all other rights relating to the Land.

“Regional Entity” means the Western Electricity Coordinating Council or its successor.

“Representatives” means, as to any Person, its officers, directors, employees, partners, members, stockholders, counsel, agents, accountants, advisers, engineers, and consultants.

“SDG&E” has the meaning set forth in Section 5.03.

“Seller” has the meaning set forth in the Preamble, and includes its respective successors and assigns.

“Seller Approvals” has the meaning set forth in Section 3.05.

“Seller Consents” has the meaning set forth in Section 3.03.

“Seller Indemnified Parties” means Seller, its successors and assigns, and its Representatives.

“Seller Parent” means GIP III Zephyr Acquisition Partners, L.P..

“Seller Parent Guaranty” means the guaranty of Seller Parent dated as of the Effective Date and attached hereto as Exhibit H.

“Subsidiary” has the meaning set forth in the Recitals.

“Tax” or “Taxes” means any income, profits, gross or net receipts, property, sales, use, capital gain, transfer, excise, license, production, franchise, employment, social security, occupation, payroll, registration, capital, governmental pension or insurance, withholding, royalty, severance, stamp or documentary, value added, goods and services, business or occupation or other tax, charge, assessment, duty, levy, unclaimed property or escheat obligation, compulsory loan or fee of any kind (including any interest, additions to tax, or civil or criminal penalties thereon) of the United States or any state or local jurisdiction therein required to be collected, or of any other nation or any jurisdiction therein, together with any obligations for the Taxes of any other person whether as successor, a member of a group, indemnitor, or otherwise, but excluding amounts paid or payable in respect of Permits.

“Tax Returns” means any report, form, return, statement or other information (including any amendments) required to be supplied to or filed with a Governmental Authority by a Person with respect to Taxes, including, but not limited to, information returns, any amendments thereof or schedule or attachment thereto and any documents with respect to or accompanying requests for the extension of time in which to file any such report, form, return, statement or other information.

“Termination Date” has the meaning set forth in Section 12.01(b).

“Title Policy” has the meaning set forth in Section 3.15.

“Trademark License Agreement” means that Trademark License Agreement dated as of August 31, 2018 by and between Zephyr Renewables LLC and Clearway Energy, Inc.(f/k/a NRG Yield, Inc.)

“Transfer Taxes” has the meaning set forth in Section 9.01(d).

1.02          Interpretation.

(a)              Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereby” and derivative or similar words refer to this entire Agreement, (iv) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement, (v) the words “include” and “including” are not words of limitation and shall be deemed to be followed by the words “without limitation,” (vi) the use of the word “or” to connect two or more phrases shall be construed as inclusive of all such phrases (e.g., “A or B” means “A or B, or both”), (vii) the use of the conjunction “and/or” shall be construed as “any or all of” and (viii) references to Persons include their respective successors and permitted assigns and, in the case of Governmental Authorities, Persons succeeding to their respective functions and capacities.

(b)              Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified.

(c)              All accounting terms used herein and not expressly defined herein shall have the meanings given to them under United States generally accepted accounting principles (“GAAP”).

(d)              Unless the context otherwise requires, a reference to any Law includes any amendment, modification or successor thereto.

(e)             Any representation or warranty contained herein as to the enforceability of a Contract shall be subject to the effect of any bankruptcy, insolvency, reorganization, moratorium or other similar Law affecting the enforcement of creditors’ rights generally and to general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(f)               In the event of a conflict between this Agreement and any exhibit, schedule or appendix hereto, this Agreement shall control.

(g)              The Article and Section headings have been used solely for convenience, and are not intended to describe, interpret, define or limit the scope of this Agreement.

(h)              Conflicts or discrepancies, errors, or omissions in this Agreement or the various documents delivered in connection with this Agreement will not be strictly construed against the drafter of the contract language, rather, they shall be resolved by applying the most reasonable interpretation under the circumstances, giving full consideration to the intentions of the Parties at the time of contracting.

(i)                A reference to any agreement or document is to that agreement or document as amended, novated, supplemented or replaced from time to time.

Article 2

SALE OF MEMBERSHIP INTERESTS AND CLOSING

2.01        Purchase and Sale. Seller agrees to sell to Purchaser, and Purchaser agrees to purchase from Seller, all of the right, title and interest of Seller in and to the Acquired Interests at the Closing on the terms and subject to the conditions set forth in this Agreement.

2.02        Payment of Purchase Price. Upon the terms and subject to the conditions hereinafter set forth, in consideration of the delivery by Seller of the Acquired Interests, Purchaser, by wire transfer of immediately available United States funds, shall pay to Seller at the Closing an amount equal to One Hundred Eighty Three Million Five Hundred Fifty Five Thousand Five Hundred Sixteen Dollars ($183,555,516) (such amount, the “Purchase Price”).

2.03        Closing.(a) The closing of the transactions described in Section 2.01 (the “Closing”) will take place at the offices of the Seller at 1345 Avenue of the Americas, 30th Floor, New York, NY 10105, or at such other place as the Parties mutually agree, at 10 A.M. local time, upon the fulfillment or waiver of the conditions set forth in Articles 7 and 8.

(b)          At the Closing, the following shall occur:

(i)             Purchaser shall pay an amount equal to the Purchase Price by wire transfer of immediately available funds to Seller’s account as provided on Exhibit B;

(ii)            the Parties shall deliver, or cause to be delivered, to the other Parties the certificates and other deliverables pursuant to Articles 7 and 8;

(iii)           the execution by both Parties of the Assignment of Membership Interests; and

(iv)           Seller shall deliver to Purchaser a certificate or certificates representing the Acquired Interests, duly endorsed for transfer to Purchaser or accompanied by one or more membership interest powers duly endorsed for transfer to Purchaser.

Article 3

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants to Purchaser as of the date hereof (unless specifically stated otherwise) as follows:

3.01        Existence. Seller is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Delaware. Seller has full power and authority to execute and deliver this Agreement and any other agreements to be executed and delivered by Seller hereunder, and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, including to own, hold, sell and transfer the Acquired Interests.

3.02          Authority. All actions or proceedings necessary to authorize the execution and delivery by Seller of this Agreement and the performance by Seller of its obligations hereunder have been duly and validly taken. This Agreement has been duly and validly executed and delivered by Seller and, assuming the due authorization, execution and delivery of this Agreement by the other Parties, this Agreement constitutes the legal, valid and binding obligations of Seller enforceable against Seller in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, arrangement, moratorium or other similar Laws relating to or affecting the rights of creditors generally, or by general equitable principles.

3.03          No Consent. Except as set forth on Schedule 3.03 of the Disclosure Schedules (the “Seller Consents”), and except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, or would not reasonably be expected to adversely affect the ability of Seller to consummate the transactions contemplated by this Agreement or to perform its obligations hereunder, the execution, delivery and performance by Seller of this Agreement does not require Seller to obtain any consent, approval or action of or give any notice to any Person as a result or under any terms, conditions or provisions of any Contract or Permit by which it is bound.

3.04          No Conflicts. The execution, delivery and performance of this Agreement by Seller does not and will not (a) conflict with, result in a breach of, or constitute a default under, Seller’s certificate of formation or operating agreement or any material Contract to which Seller, or Company Contract to which Holdco or any Subsidiary, is a party; (b) result in the creation of any Lien upon any of the Acquired Interests or assets or properties of Holdco or any Subsidiary; (c) accelerate or modify, or give any party the right to accelerate or modify, the time within which, or the terms under which, any duties or obligations are to be performed by Seller or any Subsidiary or any rights or benefits are to be received by any Person, under any Contract to which Seller or any Subsidiary is a party; or (d) violate in any material respect any applicable Law.

3.05          Regulatory Matters. Except as set forth on Schedule 3.05 of the Disclosure Schedules (“Seller Approvals”), no Governmental Approval on the part of Seller, Holdco or any Subsidiary is required in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby.

3.06          Legal Proceedings. Except as set forth in Schedule 3.06 of the Disclosure Schedules, and except for Actions or Proceedings in respect of Environmental Laws (which are governed exclusively by Section 3.16(b)), there are no Actions or Proceedings pending or, to the Knowledge of Seller, threatened, as of the date of this Agreement against Seller, Holdco or any Subsidiary that (a) affect Seller, Holdco or any Subsidiary or any of their assets or properties (including the Project) or (b) would reasonably be expected to result in the issuance of an Order restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement. None of Seller, Holdco or any Subsidiary is subject to any Order which materially restricts the operation of its business or which would reasonably be expected to have a Material Adverse Effect.

3.07          Brokers. Except as set forth on Schedule 3.07 of the Disclosure Schedules, no Person has any claim against the Seller, Holdco or any Subsidiary for a finder’s fee, brokerage commission or similar payment directly or indirectly in connection with the transactions contemplated by this Agreement.

3.08        Compliance with Laws. Neither Seller, Holdco nor any Subsidiary is or, to the Knowledge of Seller, has been since the Lookback Date, in material violation of any material Law or Order applicable to Holdco, any Subsidiary or the Project or by which any of the Acquired Interests are bound or subject. Notwithstanding the foregoing, compliance with Environmental Laws is exclusively and solely governed by Section 3.16 hereof. Since the Lookback Date, none of Seller, Holdco nor any Subsidiary has received notice from any Governmental Authority of any material violation of any such applicable Law.

3.09        Holdco and the Project Company.

(a)              Holdco and each Subsidiary is a limited liability company validly existing and in good standing under the Laws of Delaware and each has full power and authority to conduct its business as and to the extent now conducted and to own, use and lease its assets. Holdco and each Subsidiary is duly qualified, licensed or admitted to do business and is in good standing in those jurisdictions specified in Schedule 3.09(a) of the Disclosure Schedules, which are the only jurisdictions in which the ownership, use or leasing of Holdco’s assets or any Subsidiary’s assets, or the conduct or nature of their business, makes such qualification, licensing or admission necessary, except in those jurisdictions where the failure to be so qualified, licensed or admitted to do business would not reasonably be expected to result in a Material Adverse Effect.

(b)              All of the issued and outstanding Acquired Interests are owned directly, beneficially and of record by Seller free and clear of all Liens, except as set forth on Schedule 3.09(b)(i) of the Disclosure Schedules. Except as set forth on Schedule 3.09(b)(ii) of the Disclosure Schedules, all of the issued and outstanding equity interests of each Subsidiary are owned directly, beneficially and of record by the entity set forth on Schedule 3.09(b)(ii), free and clear of all Liens. All of the equity interests of Holdco and each Subsidiary have been duly authorized, validly issued and are fully paid and non-assessable and have been issued in compliance with federal and state securities laws.

(c)              The name of each director and officer (or similar positions) of Holdco and each Subsidiary, and the position with Holdco or the applicable Subsidiary held by each, are listed in Schedule 3.09(c) of the Disclosure Schedules.

(d)              Seller has, prior to the execution of this Agreement, delivered to Purchaser true and complete copies of the Constitutive Documents of Holdco and each Subsidiary as in effect on the date hereof.

(e)              There are no outstanding Options issued or granted by, or binding upon, Holdco or any Subsidiary for any Person to purchase or sell or otherwise acquire or dispose of any equity interest or other security or interest in Holdco or any Subsidiary, other than Purchaser’s rights under this Agreement. Except as set forth in Section 3.09(e) of the Disclosure Schedules, none of the Acquired Interests or the membership interests of any Subsidiary are subject to any voting trust or voting trust agreement, voting agreement, pledge agreement, buy-sell agreement, right of first refusal, preemptive right or proxy.

(f)               Except as set forth in Section 3.09(b) and as set forth on Schedule 3.09(f) of the Disclosure Schedules, neither Holdco nor any Subsidiary have any subsidiaries, equity interests, interests in joint ventures or general or limited partnerships or other investment or portfolio assets of a similar nature.

(g)              Except as set forth on Schedule 3.09(g) of the Disclosure Schedules, neither Holdco nor any Subsidiary conducts (i) any business other than the development, ownership, operation and management of the Project or (ii) any operations other than those incidental to the ownership, operation, and management of the Project.

(h)              The books and records of Holdco and each Subsidiary are (i) in all material respects are accurate and complete and have been maintained in accordance with good business practices and (ii) state in reasonable detail and accurately and fairly reflect the activities and transactions of Holdco and such Subsidiary.

(i)               The (A) execution and delivery by Seller of the Assignment of Membership Interests and (B) if applicable, the delivery of certificates representing the Acquired Interests, duly endorsed for transfer to Purchaser or accompanied by one or more membership interest powers duly endorsed for transfer to Purchaser, will transfer to Purchaser good, valid and marketable title to the Acquired Interests, free and clear of all Liens, except as set forth in Schedule 3.09(i) of the Disclosure Schedules.

3.10        No Undisclosed Liabilities. Neither Holdco nor any Subsidiary has any liability or obligation that would be required to be disclosed on a balance sheet prepared in accordance with GAAP, except for the liabilities and obligations of Holdco or the Subsidiaries (i) incurred in the ordinary course of business consistent with past practice, (ii) that do not and are not individually or in the aggregate reasonably expected to have a Material Adverse Effect, (iii) that constitute amounts payable under the Company Contracts or (iv) as set forth in Schedule 3.10 of the Disclosure Schedules.

3.11        Taxes. Except as disclosed on Schedule 3.11(a) of the Disclosure Schedules, since the later of (x) the Lookback Date and (y) the date of formation of Holdco and each Subsidiary, as applicable, through the date hereof:

(a)              All federal and all other material Tax Returns required to be filed by or with respect to Holdco or the Subsidiaries (or income attributable thereto) have been timely filed with the appropriate Governmental Authorities in all jurisdictions in which such Tax Returns are required to be filed. Such Tax Returns are true, correct and complete in all material respects, to the extent such Tax Returns relate to Holdco or a Subsidiary (or income attributable thereto), and Seller, Affiliates of Seller, Holdco and the Subsidiaries have paid, or made adequate provisions for the payment of, all Taxes, assessments and other charges due or claimed to be due (regardless of whether shown on any Tax Return) from Holdco or the Subsidiaries or for which Holdco, the Subsidiaries or the Purchaser could be held liable, in each case relating to period from and after the Lookback Date.

(b)              There are no (i) Actions or Proceedings currently pending or threatened in writing against Holdco or any Subsidiary or related to their business operations, by any Governmental Authority for the assessment or collection of Taxes, (ii) audits or other examinations of any Tax Return of Holdco or any Subsidiary (or income attributable thereto) in progress nor has Seller, any Affiliate of Seller, Holdco or any Subsidiary been notified in writing since the Lookback Date of any request for examination, (iii) claims for assessment or collection of Taxes that have been asserted in writing against Seller or any Affiliate of Seller, Holdco or any Subsidiary (or the income attributable thereto) since the Lookback Date, or (iv) to the Knowledge of Sellers, matters under discussion with any Governmental Authority regarding claims for assessment or collection of Taxes against Holdco or any Subsidiary (or income attributable thereto). There are no outstanding agreements, waivers or consents extending the statutory period of limitations applicable to any Tax of Holdco or any Subsidiary, and, except as set forth on Schedule 3.11 of the Disclosure Schedules, neither Holdco nor any Subsidiary has, since the Lookback Date, requested any extensions of time within which to file any Tax Return. There are no Liens for unpaid or delinquent Taxes, assessments or other charges or deposits with respect to the Acquired Interests, other than Liens for Taxes not yet due or delinquent or being contested in good faith by appropriate proceedings and for which adequate reserves on financial statements have been established.

(c)              Seller Parent is not a “foreign person” within the meaning of Section 1445(b)(2) of the Code.

(d)              Since the later of the Lookback Date and the date of formation of Holdco and each Subsidiary, as applicable, Holdco and such Subsidiaries have been properly classified for federal and state income Tax purposes as disregarded entities under Treasury Regulations Section 301.7701-2 and -3 and neither Seller nor any Affiliate of Seller has made or caused to be made any election for any Tax purposes to classify Holdco or any Subsidiary as other than a disregarded entity.

(e)              Neither Holdco nor any Subsidiary is a party to any Tax allocation, Tax sharing or other similar agreement, other than customary Tax indemnification or other provisions contained in any credit or other ordinary course commercial agreements the primary purpose of which does not relate to Taxes.

(f)               Neither Holdco nor any Subsidiary, nor Seller or any Affiliate of Seller with respect to the assets or operations of Holdco or any Subsidiary, is or has since the Lookback Date entered into or been a party to any “listed transaction,” as defined in Section 1.6011-4(b)(2) of the Treasury Regulations.

(g)              Except as set forth on Schedule 3.11(g) of the Disclosure Schedules, neither Holdco nor any Subsidiary owns an interest in real property in any state or local jurisdiction in which a Tax is imposed, or the value of the interest is reassessed, on the transfer of an interest in real property and which treats the transfer of an interest in an entity that owns an interest in real property as a transfer of the interest in real property. Neither Holdco nor any Subsidiary is party to a lease, other than a lease that is, for federal income tax purposes, a “true” lease under which such entity owns or uses the property subject to the lease. Neither Holdco nor any Subsidiary is a party to a lease arrangement involving a defeasance of rent, interest or principal. None of the property owned by either Holdco or any Subsidiary is “tax exempt use property” within the meaning of Section 168(h) of the Code or “tax exempt bond financed property” within the meaning of Code Section 168(g)(5).

3.12       Employees. Neither Holdco nor any Subsidiary has ever had, any employees or any liability, actual or contingent, with respect to any Employee Plan.

3.13       The Company Contracts. (a)Schedule 3.13(a) of the Disclosure Schedules contains a true, correct and complete list of all material Contracts and amendments, modifications and supplements thereto, to which Holdco or any Subsidiary is a party or by which Holdco, any Subsidiary or any of their assets or properties are bound (collectively, the “Company Contracts”), which includes:

(i)             all Contracts for the purchase, exchange or sale of electric power, capacity, or ancillary services;

(ii)            all Contracts for the transmission of electric power;

(iii)           all interconnection Contracts for electricity;

(iv)           all Contracts with Seller or any Affiliate of Seller;

(v)            all Contracts relating to the Acquired Interests or membership interests of Holdco or any Subsidiary; and

(vi)           all Contracts otherwise material to Holdco or any Subsidiary which provide for payments by or to Holdco or such Subsidiary in excess of $100,000 for each individual Contract or $500,000 in the aggregate for all such Contracts.

(b)           Seller has provided Purchaser with, or access to, true, correct and complete copies of all the Company Contracts and all amendments, modifications and supplements thereto. Each Company Contract constitutes the legal, valid, binding and enforceable obligation of the Holdco or the Subsidiary party thereto and to the Knowledge of Seller, the other parties thereto, except as may be limited by (i) bankruptcy, insolvency, reorganization, moratorium and other similar laws of general application affecting the rights and remedies of creditors, and (ii) general principles of equity (regardless of whether such enforcement is considered in a proceeding in equity or at law). Each Company Contract is in full force and effect, except to the extent such non-compliance would not reasonably be expected to have a Material Adverse Effect.

(c)           Except as disclosed on Schedule 3.13(c) of the Disclosure Schedules, neither Holdco nor any Subsidiary or, to the Knowledge of Seller, the other parties thereto, is in material violation or breach of or default under any Company Contract to which it is a party.

(d)           Since the Lookback Date, none of Seller, Holdco or any Subsidiary has given or received notice or other communication regarding any actual, alleged, possible or potential material violation or material breach with respect to any material provision of, or any material default under, or intent to cancel or terminate, any Company Contract.

3.14        Real Property.

(a)              Schedule 3.14(a) of the Disclosure Schedules lists all Real Property Rights of Holdco and the Subsidiaries, the real property in which Holdco and the Subsidiaries have Real Property Rights, and appurtenances thereto (collectively, the “Land”). The Land is free and clear of all Liens except (x) for Permitted Exceptions and (y) as disclosed in the Title Policy.

(b)              Except as set forth on Schedule 3.14(b) of the Disclosure Schedules, since the Lookback Date, neither Holdco nor any Subsidiary has entered into any assignment, lease, license, sublease, easement or other agreement granting to any Person any right to the possession, use, occupancy or enjoyment of the Land.

(c)              Since the Lookback Date, neither Holdco nor any Subsidiary has caused or suffered to exist any easement, right-of-way, covenant, condition, restriction, reservation, license, agreement or other similar matter that would materially interfere with the operation of the Project or the business of Holdco or any Subsidiary in respect of the Real Property Rights, except as set forth on Schedule 3.14(c) of the Disclosure Schedules or in the Title Policy.

(d)              Except as set forth on Schedule 3.14(d), the Real Property Rights are all the real property rights necessary for Holdco and the Subsidiaries to own and operate the Project.

(e)              The Project has access to services from all utilities necessary to operate the Project according to Prudent Industry Practice.

(f)               Since the Lookback Date, none of Seller, Holdco or any Subsidiary has received any written notice of (i) condemnation, eminent domain or similar governmental proceeding materially affecting, individually or in the aggregate, any Project or (ii) zoning, ordinance, building, fire, health, or safety code violations materially affecting, individually or in the aggregate, any Project.

3.15       Title Policy. Seller has provided to Purchaser a true and correct copy of the title policy covering the Real Property Rights (the “Title Policy”). The Real Property Rights are subject only to (a) Permitted Exceptions, (b) matters disclosed in the Title Policy and (c) matters consented to in writing by Purchaser.

3.16         Environmental.

(a)              Except as set forth on Schedule 3.16(a) of the Disclosure Schedules, Holdco and the Subsidiaries are in compliance with all Environmental Laws, except to the extent that any such material non-compliance would not reasonably be expected to have a Material Adverse Effect. There is no material violation of any Environmental Law or other material liability arising under any Environmental Law with respect to the Land or the business of Holdco or the Subsidiaries.

(b)              There are no Actions or Proceedings pending or, to the Knowledge of Seller, threatened, as of the date of this Agreement, against Seller, Holdco or any Subsidiary relating to any material violation of Environmental Law. Since the Lookback Date, none of Seller, Holdco or any Subsidiary has received notice from any Governmental Authority of any material violation of any Environmental Law.

(c)              Schedule 3.16(c) of the Disclosure Schedules sets forth all material Permits required pursuant to any Environmental Law to be acquired or held by Seller, Holdco or any Subsidiary for the ownership, use or operation of the Land or the business of Holdco and the Subsidiaries as currently conducted. Except as set forth in Schedule 3.16(c) of the Disclosure Schedules, such Permits are presently maintained in full force and effect in the name of Holdco or the applicable Subsidiary.

(d)              To the Knowledge of Seller, there has been no release of Hazardous Substances at or from the Project in violation of Environmental Laws or Permits required by or issued pursuant to any Environmental Law for the development, construction, ownership, use or operation of the Land or the business of Holdco and the Subsidiaries as currently conducted that would be reasonably expected to trigger any obligation of Seller, Holdco or any Subsidiary under Environmental Laws to report, investigate, remove or remediate such release.

(e)              Seller has made available to Purchaser all material environmental reports, assessments and documents that are in the possession of Seller, Holdco or a Subsidiary and that relate to actual or potential material liabilities or obligations under Environmental Laws with respect to the Project.

(f)               The representations and warranties set forth in this Section 3.16 constitute the only representations and warranties made by Seller with respect to environmental matters, including any matters arising under or relating to Environmental Laws.

3.17        Permits.

(a)               Schedule 3.17(a) of the Disclosure Schedules sets forth all material Permits required pursuant to any Law to be acquired or held by Seller, Holdco or any Subsidiary in connection with the ownership, maintenance, or operation of the Project, except for those required by Environmental Laws, which are exclusively and solely governed by Section 3.16 hereof. Except as set forth in Schedule 3.17(a) of the Disclosure Schedules, such Permits are presently maintained in full force and effect in the name of Holdco or the applicable Subsidiary.

(b)              Except as set forth on Schedule 3.17(b) of the Disclosure Schedules, and except as relates to compliance with Environmental Laws which is exclusively and solely governed by Section 3.16 hereof, Seller, Holdco and each Subsidiary are in material compliance with each such Permit, and in compliance with the FPA and PUHCA, except where the failure to so comply would not reasonably be expected to have a Material Adverse Effect, and since the Lookback Date have received no written notice of violation or noncompliance from any Governmental Authority or any written notice or claim asserting or alleging that any such Permit (i) is not in full force and effect, or (ii) is subject to any legal proceeding or unsatisfied condition.

(c)              There are no proceedings pending or, to the Knowledge of Seller, threatened which would reasonably be expected to result in the modification, revocation or termination of any material Permit set forth in Schedule 3.17(a) of the Disclosure Schedules.

3.18        Affiliate Transactions. Except as disclosed on Schedule 3.18 of the Disclosure Schedules or under the Company Contracts, and except for this Agreement, there are no existing or pending transactions, Contracts or Liabilities between or among Holdco or any Subsidiary on the one hand, and Seller or any of Seller’s Affiliates on the other hand.

3.19        Intellectual Property.

(a)              To the Knowledge of Seller, except as set forth in Schedule 3.19 of the Disclosure Schedules, there is not now and has not been since the Lookback Date any infringement or misappropriation by Seller of any valid patent, trademark, trade name, servicemark, copyright, trade secret or similar intellectual property which relates to the Acquired Interests or the assets of Holdco or any Subsidiary and which is owned by any third party, and there is not now any existing or, to the Knowledge of Seller, threatened claim against Seller of infringement or misappropriation of any patent, trademark, trade name, servicemark, copyright trade secret or similar intellectual property which directly relates to the Acquired Interests or the assets of Holdco or any Subsidiary and which is owned by any third party and which, in each case, would reasonably be expected to have a Material Adverse Effect.

(b)              Subject to the Trademark License Agreement, Holdco and each Subsidiary owns or has the valid right to use pursuant to license, sublicense, agreement or permission, in each case free and clear of all Liens other than Permitted Liens, any intellectual property necessary for it to conduct its business as currently conducted, other than such intellectual property the absence of which ownership or the right to use would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(c)              There is no pending or, to the Knowledge of Seller, threatened claim by Seller against others for infringement or misappropriation of any trademark, trade name, servicemark, copyright, trade secret or similar intellectual property owned by Seller and which is utilized in the conduct of the business of Holdco or the Subsidiaries that would reasonably be expected to have a Material Adverse Effect.

3.20        Insurance. Schedule 3.20 of the Disclosure Schedules contains a true, correct and complete list of all insurance policies as of the date of this Agreement that insure the assets and properties and business of Holdco or the Subsidiaries or affect or relate to the ownership of any of the assets and properties Holdco or the Subsidiaries. Seller has delivered to Purchaser detailed summaries of all the insurance policies set forth on Schedule 3.20 of the Disclosure Schedules, all of which are in full force and effect. Since the Lookback Date, none of Seller, Holdco or any Subsidiary has received any notice with respect to the assets and properties and business of Holdco or the Subsidiaries from any insurer under any insurance policy applicable to the assets and properties and business of Holdco or the Subsidiaries disclaiming coverage, reserving rights with respect to a particular claim or such policy in general or canceling any such policy. Since the Lookback Date, all premiums due and payable under all such policies have been paid and the terms of such policies have been complied with by Seller, Holdco and the Subsidiaries, as applicable, in all material respects. The insurance maintained by or on behalf of Holdco or any of the Subsidiaries is adequate to comply with all applicable Laws and Company Contracts. Except as set forth on Schedule 3.20 of the Disclosure Schedules, there are no pending insurance claims. Seller expects insurance coverage for property damage and business interruption for the Project as described in the property and casualty policies set forth on Schedule 3.20 of the Disclosure Schedules to continue to be available in all material respects immediately after the Closing. Furthermore, at the expiration of such policies, Seller expects the aforementioned policies to be renewable with terms substantially identical to those described in the policies above.

3.21        Financial Statements. Seller has delivered to Purchaser true, correct and complete copies of the audited financial statements of Energy Holdings (including balance sheets, income statements and statements of cash flows) on a consolidated basis as of and for the year ended December 31, 2018 and the unaudited financial statements of Energy Holdings (including balance sheets, income statements and statements of cash flows) for the nine month period ended September 30, 2019 (the “Financial Statements” and the date of the latest balance sheet, the “Balance Sheet Date”). As of such delivery, the Financial Statements (i) fairly present, in all material respects, the consolidated financial position and consolidated results of operations of the Project Company, as of the respective dates set forth therein, (ii) have been prepared in conformity with GAAP consistently applied during the period(s) involved except as otherwise noted therein, subject to normal and recurring year-end adjustments that have not been and are not expected to be material in amount, and (iii) were prepared from the books and records of the Project Company.

3.22        Absence of Changes. Since the Lookback Date, neither Holdco nor any Subsidiary has engaged in any business unrelated to the development, construction, financing, ownership operation and maintenance of the Project. Except as set forth on Schedule 3.22 of the Disclosure Schedules, since the Balance Sheet Date (except as otherwise indicated in subparagraph (g) below) until the date of this Agreement, there has not been:

(a)              any repurchase, redemption or other acquisition of any equity interests of Holdco or the Project Company or any interests convertible into equity interests of Holdco or any Subsidiary or any other change in the capitalization or ownership of Holdco or any Subsidiary;

(b)              any merger of Holdco or any Subsidiary into or with any other Person, consolidation of Holdco or any Subsidiary with any other Person or acquisition by Holdco or any Subsidiary of all or substantially all of the business or assets of any Person;

(c)              any action by Holdco or any Subsidiary or any commitment entered into by any member of Holdco or any Subsidiary with respect to or in contemplation of any liquidation, dissolution, recapitalization, reorganization or other winding up of its business or operations;

(d)              any material change in accounting policies or practices (including any change in depreciation or amortization policies) of Holdco or any Subsidiary, except as required under GAAP;

(e)              any sale, lease (as lessor), transfer or other disposal of (including any transfers to any of its Affiliates), or mortgage or pledge, or imposition of any Lien on, any of its assets or properties, or interests therein, other than (x) inventory and personal property sold or otherwise disposed of in the ordinary course of business, and (y) Permitted Liens;

(f)               any creation, incurrence, assumption or guarantee, or agreement to create, incur, assume or guarantee any Indebtedness for borrowed money or entry into any "keep well" or other agreement to maintain the financial condition of another Person into any arrangement having the economic effect of any of the foregoing (including entering into, as lessee, any capitalized lease obligations as defined in Statement of Financial Accounting Standards No. 13); or

(g)              any event, circumstance, condition or change relating or with respect to Holdco or the Project Company that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.23        Sufficiency of Assets; Tangible Personal Property.

(a)              Holdco and the Subsidiaries own, lease, license or contract all of the assets that are necessary to operate the Project.

(b)              Holdco and the Subsidiaries have good title to all of their tangible personal property, free and clear of all Liens, except for Permitted Liens.

(c)               Except as set forth on Schedule 3.23 of the Disclosure Schedule, all material items of equipment owned, leased or used by Holdco or any Subsidiary in the business of Holdco and the Subsidiaries are suitable for the purposes for which they are employed, are in good operating condition and repair, subject to ordinary wear and tear, and since the Lookback Date have been maintained by Holdco and the Subsidiaries in accordance with good industry practice.

3.24        Bank Accounts. Schedule 3.24 of the Disclosure Schedules sets forth the names and locations of banks, trust companies and other financial institutions at which Holdco or any Subsidiary maintain bank accounts or safe deposit boxes, in each case listing the type of account, the account number, and the names of all Persons authorized to draw thereupon or who have access thereto and lists the locations of all safe deposit boxes used by Holdco or any Subsidiary.

3.25        Regulatory Status.

(a)              Project Company is an “exempt wholesale generator” under PUCHA and FERC’s implementing regulations. Project Company is authorized by FERC to make sales of energy, capacity, and ancillary services at market-based rates pursuant to Section 205 of the FPA, has blanket authorization from FERC under Section 204 of the FPA to issue securities and assume liabilities, and has all other blanket authorizations and waivers from FERC that are customarily granted by FERC to entities with market-based rate authorization. Except for its market-based rate tariff, Project Company has no other tariff or rate schedule on file with FERC and is not required to have any other tariffs or rate schedules on file with FERC. Each Holding Company is a “holding company” as defined in PUHCA solely because of its direct or indirect ownership of Project Company and, as such, is exempt from regulation under PUHCA as set forth in 18 C.F.R. § 366.3(a).

(b)              Other than Clearway Energy Operating LLC – Fossil’s registration as Generator Owner and NRG Energy Services, LLC – Carlsbad’s registration as Generator Operator with respect to the Project, to the Knowledge of Seller, no other Person is registered with NERC with respect to the Project. Neither Clearway Energy Operating LLC – Fossil nor NRG Energy Services, LLC – Carlsbad is in violation of any NERC or Regional Entity requirement applicable to its registration.

3.26          Support Obligations. Schedule 3.26 of the Disclosure Schedules sets forth a true and complete list of all credit support obligations and related agreements provided by Seller or certain Affiliates in respect of Holdco or the Subsidiaries.

3.27          No Other Representations or Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE 3, THE ACQUIRED INTERESTS ARE BEING SOLD HEREUNDER ON AN “AS IS,” “WHERE IS” BASIS. THE WARRANTIES SET FORTH HEREIN ARE EXCLUSIVE AND ARE IN LIEU OF ALL OTHER WARRANTIES, WHETHER STATUTORY, WRITTEN OR ORAL, EXPRESS OR IMPLIED; SELLER PROVIDES NO OTHER REPRESENTATIONS OR WARRANTIES WITH RESPECT TO THE ACQUIRED INTERESTS, HOLDCO, THE SUBSIDIARIES, THE ASSETS OF HOLDCO OR THE ASSETS OF THE SUBSIDIARIES, INCLUDING WITHOUT LIMITATION, IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, AND WARRANTIES ARISING FROM COURSE OF DEALING OR USAGE OF TRADE, ALL OF WHICH ARE EXPRESSLY DISCLAIMED. EXCEPT AS EXPRESSLY SET FORTH IN ARTICLE 3, SELLER MAKES NO REPRESENTATION OR WARRANTY TO PURCHASER WITH RESPECT TO ANY FINANCIAL PROJECTIONS, FORECASTS OR FORWARD LOOKING STATEMENTS OF ANY KIND OR NATURE WHATSOEVER RELATING TO HOLDCO, THE SUBSIDIARIES, THE ASSETS OF HOLDCO, THE ASSETS OF THE SUBSIDIARIES OR THE ACQUIRED INTERESTS.

Article 4

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Seller as of the date hereof (unless specifically stated otherwise) as follows:

4.01          Existence. Purchaser is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Delaware. Purchaser has full power and authority to execute and deliver this Agreement and each other agreement required to be executed by it pursuant to the terms hereof, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby and to own or lease its assets and properties and to carry on its business as currently conducted.

4.02          Authority. All actions or proceedings necessary to authorize the execution and delivery by Purchaser of this Agreement, and the performance by Purchaser of its obligations hereunder, have been duly and validly taken. This Agreement has been duly and validly executed and delivered by Purchaser and, assuming the due authorization, execution and delivery of this Agreement by the other Parties, constitutes legal, valid and binding obligation of Purchaser enforceable against Purchaser in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, arrangement, moratorium or other similar Laws relating to or affecting the rights of creditors generally, or by general equitable principles.

4.03          No Consent. Except as set forth on Schedule 4.03 of the Disclosure Schedules (the “Purchaser Consents”), and except as would not, individually or in the aggregate, reasonably be expected to cause a Material Adverse Effect, or would not reasonably be expected to adversely affect the ability of Purchaser to consummate the transactions contemplated by this Agreement or to perform its obligations hereunder, the execution, delivery and performance by Purchaser of this Agreement does not require Purchaser to obtain any consent, approval or action of or give any notice to any Person as a result or under any terms, conditions or provisions of any Contract by which it is bound.

4.04          No Conflicts. The execution, delivery and performance of this Agreement by Purchaser does not and will not (a) conflict with, result in a breach of, or constitute a default under, Purchaser’s certificate of incorporation or operating agreement, or any material Contract to which Purchaser is a party; (b) result in the creation of any Lien upon any of the assets or properties of Purchaser or (c) accelerate or modify, or give any party the right to accelerate or modify, the time within which, or the terms under which, any duties or obligations are to be performed by Purchaser, or any rights or benefits are to be received by any Person, under any material Contract to which Purchaser is a party.

4.05          Permits and Filings. Except as disclosed on Schedule 4.05 of the Disclosure Schedules, no Permit on the part of Purchaser is required in connection with the execution, delivery and performance of this Agreement, the consummation of the transactions contemplated hereby or thereby or any borrowing or other action by Purchaser or any of its Affiliates in connection with obtaining or maintaining sufficient financing to provide the payment of the Purchase Price.

4.06          Legal Proceedings. There are no Actions or Proceedings pending or, to the knowledge of Purchaser, threatened as of the date of this Agreement against Purchaser that affects Purchaser or any of its assets or properties which would reasonably be expected to result in the issuance of an Order restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement.

4.07          Purchase for Investment. Purchaser (a) is acquiring the Acquired Interests for its own account and not with a view to distribution, (b) is an “accredited investor” as such term is defined in Rule 501(a) under the Securities Act of 1933, (c) has sufficient knowledge and experience in financial and business matters so as to be able to evaluate the merits and risk of an investment in the Acquired Interests and is able financially to bear the risks thereof, and (d) understands that the Acquired Interests will, upon purchase, be characterized as “restricted securities” under state and federal securities laws and that under such laws and applicable regulations the Acquired Interests may be resold without registration under such laws only in certain limited circumstances. Purchaser agrees that it will not sell, convey, transfer or dispose of the Acquired Interests, unless such transaction is made pursuant to an effective registration statement under applicable federal and state securities laws or an exemption from registration requirements of such securities laws.

4.08          Brokers. Except as set forth on Schedule 4.08 of the Disclosure Schedules, no Person has any claim against Purchaser for a finder’s fee, brokerage commission or similar payment directly or indirectly in connection with the transactions contemplated by this Agreement.

4.09       Governmental Approvals. Except as set forth on Schedule 4.09 of the Disclosure Schedules (“Purchaser Approvals”) or which have already been obtained, no Governmental Approval on the part of Purchaser is required in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby.

4.10       Compliance with Laws. Purchaser is not in material violation of any Law except where any such material violation would not in the aggregate reasonably be expected to have a Material Adverse Effect.

4.11       Due Diligence. Purchaser, or its Representatives, have had the opportunity to conduct all such due diligence investigations of the Acquired Interests, Holdco, the Subsidiaries and the Project as they deemed necessary or advisable in connection with entering into this Agreement and the related documents and the transactions contemplated hereby and thereby. PURCHASER HAS RELIED SOLELY ON ITS INDEPENDENT INVESTIGATION AND THE REPRESENTATIONS AND WARRANTIES EXPRESSLY MADE BY SELLER IN ARTICLE 3 IN MAKING ITS DECISION TO ACQUIRE THE ACQUIRED INTERESTS AND HAS NOT RELIED (AND EXPRESSLY DISCLAIMS RELIANCE) ON ANY OTHER STATEMENTS (WHETHER ORAL OR WRITTEN) OR ADVICE FROM SELLER OR ITS AFFILIATES OR THEIR RESPECTIVE REPRESENTATIVES.

Article 5

ADDITIONAL AGREEMENTS

5.01       Insurance Claims.

(a)               Following the Closing (i) Seller shall use commercially reasonable efforts to assist Purchaser in asserting claims with respect to the activities and ownership of Holdco and the Subsidiaries covered under insurance policies of Seller arising out of insured incidents occurring from and after the Closing and (ii) Purchaser shall use commercially reasonable efforts to assist Seller in asserting claims with respect to the activities and ownership of Holdco and the Subsidiaries covered under insurance policies of Holdco or any Subsidiary (as the case may be) arising out of insured incidents occurring prior to the Closing. Any recoveries in respect of such claims under any property insurance policies for periods of coverage (i) prior to the Closing shall be for the account of Seller, provided, however, that to the extent any such proceeds are required to repay Indebtedness under the Financing Documents, Seller shall be entitled only to the total amount of such recoveries, minus the amount of such recoveries actually paid to reduce Indebtedness under the Financing Documents, and (ii) from and after the Closing shall be for the account of Purchaser. In furtherance of the foregoing, to the extent that either Party receives any recoveries from any insurance policies that are for the account of the other Party pursuant to the preceding sentence, other than as set forth in the proviso to the preceding sentence, the receiving Party shall pay over such recoveries to the other Party as promptly as practicable. Purchaser agrees that (i) it will use commercially reasonable efforts (x) to have the required parties under the Financing Documents waive any requirement to repay Indebtedness from recoveries in respect of claims under any property insurance proceeds, and (y) to take such other actions as may be required potentially to reduce the aggregate prepayment amount to the extent a waiver is not granted, and (ii) it will not make from any recoveries otherwise due to Seller any actual prepayments of Indebtedness under the Financing Documents until such time as those prepayments are required to be made under the Financing Documents.

(b)               Seller shall not amend, commute, terminate, buy-out, extinguish liability under or otherwise modify any insurance policies under which Purchaser has rights to assert or continue to prosecute claims pursuant to Section 5.01(a) in a manner that would adversely affect any such rights of Purchaser; provided, however, that Purchaser shall pay or reimburse Seller for all costs and expenses of Seller’s compliance with this Section 5.01(b). Purchaser shall not amend, commute, terminate, buy-out, extinguish liability under or otherwise modify any insurance policies under which Seller has rights to assert or continue to prosecute claims pursuant to Section 5.01(a) in a manner that would adversely affect any such rights of Seller; provided, however, that Seller shall pay or reimburse Purchaser for all costs and expenses of Purchaser’s compliance with this Section 5.01(b).

(c)               Without limiting the Parties’ respective obligations under Section 5.01(a) and 5.01(b), the Parties acknowledge and agree that (x) Seller, in its sole discretion, shall control asserting and the administering of all insurance claims with respect to the activities and ownership of Holdco and the Subsidiaries covered under insurance policies of Seller, Holdco or the Subsidiaries (as the case may be) arising out of insured incidents occurring from the date coverage thereunder first commenced until the Closing and (y) Purchaser, in its sole discretion, shall control asserting and the administering of all insurance claims with respect to the activities and ownership of Holdco and the Subsidiaries covered under insurance policies of Seller, Holdco or the Subsidiaries (as the case may be) arising out of insured incidents occurring from and after the Closing.

5.02        Seller Parent Guaranty. Seller shall concurrently with the execution and delivery of this Agreement cause to be executed and delivered to Purchaser the Seller Parent Guaranty.

5.03        Post-Closing Refund. Following the Closing, Purchaser shall use commercially reasonable efforts to assert claims with respect to certain overbilled payments made by the Project Company prior to the Closing Date (the “Pre-Closing Overbilled Payments”) to San Diego Gas & Electric Company (“SDG&E”) for retail purchases of station power. All recoveries (including any credits applied to future bills) in respect of such Pre-Closing Overbilled Payments shall be for the account of Seller whether recovered from SDG&E before or after the Closing Date. In furtherance of the foregoing, to the extent that Purchaser or Project Company receives any recoveries from SDG&E in respect of such Pre-Closing Overbilled Payments, Purchaser shall, or shall cause Project Company to, promptly pay over such recoveries to Seller.

Article 6

[Intentionally omitted]

Article 7
CONDITIONS TO OBLIGATIONS OF PURCHASER

The obligations of Purchaser hereunder to purchase the Acquired Interests are subject to the fulfillment, at or before the Closing, of each of the following conditions (all or any of which may be waived in whole or in part by Purchaser in its sole discretion):

7.01          Bring-Down of Seller’s Representations and Warranties. The representations and warranties made by Seller in this Agreement shall be true and correct in all material respects (except for any of such representations and warranties that are qualified by materiality, including by reference to Material Adverse Effect, which shall be true and correct in all respects).

7.02          Performance at Closing. Seller shall have performed all agreements, covenants and obligations required by Article 2 of this Agreement to be so performed by Seller at the Closing.

7.03          Litigation. No Order shall have been entered which restrains, enjoins or otherwise prohibits or makes illegal the consummation of any of the transactions contemplated by this Agreement and no Action or Proceeding shall have been instituted before any Governmental Authority of competent jurisdiction seeking to restrain, enjoin or otherwise prohibit or make illegal the consummation of any of the transactions contemplated by this Agreement.

7.04          Assignment of Membership Interests.(a) The Assignment of Membership Interests shall have been fully executed and delivered to Purchaser and (b) certificates representing the Acquired Interests, duly endorsed for transfer to Purchaser or accompanied by one or more membership interest powers duly endorsed for transfer to Purchaser shall have been delivered to Purchaser.

7.05          Approvals and Consents. All Seller Approvals and Seller Consents shall have been obtained and shall be in full force and effect.

7.06          Officers’ Certificates. Seller shall have delivered to Purchaser (a) a certificate, dated the Closing Date and executed by an authorized officer or board member of Seller substantially in the form and to the effect of Exhibit D; and (b) a certificate, dated the Closing Date and executed by the Secretary of Seller substantially in the form and to the effect of Exhibit E.

7.07          FIRPTA Certificate. Seller shall have caused to be delivered a certificate, dated as of the date hereof and substantially in the form and to the effect of Exhibit F, which satisfies the requirements set forth in Treasury Regulation Section 1.1445-2, attesting that Seller Parent is not a “foreign person” for U.S. federal income tax purposes.

Article 8

CONDITIONS TO OBLIGATIONS OF SELLER

The obligations of Seller hereunder to sell the Acquired Interests are subject to the fulfillment, at or before the Closing, of each of the following conditions (all or any of which may be waived in whole or in part by Seller, in its sole discretion).

8.01          Bring-Down of Purchaser’s Representations and Warranties. The representations and warranties made by Purchaser in this Agreement shall be true and correct in all material respects (except for any of such representations and warranties that are qualified by materiality which shall be true and correct in all respects).

8.02          Performance at Closing. Purchaser shall have performed all agreements, covenants and obligations required by Article 2 of this Agreement to be so performed by Purchaser at the Closing.

8.03         Approvals and Consents. All Purchaser Approvals and Purchaser Consents required for the consummation of the transactions contemplated hereby shall have been obtained and shall be in full force and effect.

8.04          Litigation. No Order shall have been entered which restrains, enjoins or otherwise prohibits or makes illegal the consummation of any of the transactions contemplated by this Agreement and no Action or Proceeding shall have been instituted before any Governmental Authority of competent jurisdiction seeking to restrain, enjoin or otherwise prohibit or make illegal the consummation of any of the transactions contemplated by this Agreement.

8.05          Assignment of Membership Interests. The Assignment of Membership Interests shall have been fully executed and delivered to Seller.

8.06          Certificates. Purchaser shall have delivered to Seller: (a) a certificate, dated the Closing Date and executed by an authorized officer or board member of the Purchaser substantially in the form and to the effect of Exhibit G, and (b) a certificate, dated the Closing Date and executed by the Secretary of Purchaser substantially in the form and to the effect of Exhibit H.

Article 9
TAX MATTERS

9.01          Certain Taxes. (a)All real property Taxes, personal property Taxes and similar obligations of Holdco and the Subsidiaries imposed by the State of California, or any other Governmental Authority that are due or become due for Tax periods within which the Closing Date occurs (collectively, the “Apportioned Obligations”) shall be apportioned between Seller for the pre-Closing Date period, on the one hand, and Purchaser for the post-Closing Date Period, on the other hand, as of the Closing Date, based upon the actual number of days of the Tax period that have elapsed before and after the Closing Date, and all income Taxes and Transfer Taxes imposed on Holdco and the Subsidiaries shall be allocated between the pre-Closing Date period and the post-Closing Date period as though a taxable year of Holdco and the Subsidiaries have ended on the Closing Date. Seller shall be responsible for the portion of such Apportioned Obligations attributable to the period ending before the Closing Date. Purchaser shall be responsible for the portion of such Apportioned Obligations attributable to the period beginning on or after the Closing Date. Each Party shall cooperate in assuring that Apportioned Obligations that are the responsibility of Seller pursuant to the preceding sentences are paid by Seller, and that Apportioned Obligations that are the responsibility of Purchaser pursuant to the preceding sentence shall be paid by Purchaser. If any refund, rebate or similar payment is received by Holdco, any Subsidiary and/or Purchaser for any real property Taxes, personal property Taxes or similar obligations referred to above that are Apportioned Obligations, such refund shall be apportioned between Seller and Purchaser as aforesaid on the basis of the obligations of Holdco and the Subsidiaries during the applicable Tax period. Any refund, rebate or similar payment received by Holdco, any Subsidiary and/or Purchaser for any income Tax attributable to the pre-Closing Date period, as determined above, shall be for the benefit of Seller; and any such refund, rebate or similar payment attributable to the post-Closing Date period, as determined above, shall be for the benefit of Purchaser.

(b)               For any Taxes with respect to which the taxable period of Holdco or any Subsidiary ends before the Closing Date, Seller shall timely prepare and file with the appropriate authorities all Tax Returns required to be filed by Holdco or the Subsidiaries. On and after the Closing Date, Purchaser shall timely prepare and file with the appropriate authorities all other Tax Returns required to be filed by Holdco and the Subsidiaries.

(c)               Seller and Purchaser shall reasonably cooperate, and shall cause their respective Affiliates, employees and agents reasonably to cooperate, in preparing and filing all Tax Returns of Holdco and the Subsidiaries, including maintaining and making available to each other all records that are necessary for the preparation of any Tax Returns that the Party is required to file under this Article 9, and in resolving all disputes and audits with respect to such Returns.

(d)              All sales, use transfer, controlling interest transfer, recording, stock transfer, real property transfer, value-added and other similar Taxes and fees (“Transfer Taxes”), if any, arising out of or in connection with the consummation of the transactions contemplated by this Agreement shall be shared equally by Purchaser and Seller. Tax Returns that must be filed in connection with such Transfer Taxes shall be prepared and filed by the Party primarily or customarily responsible under applicable local Law for filing such Tax Returns, and such party will use commercially reasonable efforts to provide such Tax Returns to the other Party at least ten (10) Business days prior to the date such Tax Returns are due to be filed. If any refund, rebate or similar payment is received by Seller, Holdco, any Subsidiary and/or Purchaser for any real Transfer Taxes referred to above, such refund shall be apportioned consistent with the foregoing.

9.02        Allocation of Purchase Price. No later than one hundred twenty (120) days after the Closing, Seller and Purchaser shall agree on the draft allocation of the Purchase Price and the liabilities of Holdco and the Subsidiaries (in each case to the extent treated as consideration for U.S. federal income tax purposes) among Holdco’s and the Subsidiaries’ assets consistent with section 1060 of the Code and the Treasury Regulations thereunder. Seller and Purchaser agree that the agreed allocation shall be used by Seller and Purchaser as the basis for reporting asset values and other items for purposes of all federal, state, and local Tax Returns, and that neither Seller nor Purchaser or their respective Affiliates will take positions inconsistent with such allocation in notices to any Governmental Authority, in audits or other proceedings with respect to Taxes, or in other documents or notices relating to the transactions contemplated by this Agreement.

Article 10
SURVIVAL

10.01      Survival of Representations, Warranties, Covenants and Agreements. The representations, warranties, covenants, agreements and obligations of Seller and Purchaser contained in this Agreement are material, were relied on by such Parties, and will survive the Closing Date as provided in Section 11.03.

Article 11
INDEMNIFICATION

11.01      Indemnification by Seller. Seller hereby indemnifies and holds harmless the Purchaser Indemnified Parties in respect of, and holds each of them harmless from and against, any and all Losses suffered, incurred or sustained by any of them or to which any of them become subject, resulting from, arising out of or related to any breach of any representation, warranty, covenant, agreement or obligation made by Seller in this Agreement or any certificate delivered by Seller pursuant to this Agreement, provided, however, that the foregoing indemnity shall not apply to Losses caused by the gross negligence or willful misconduct of Purchaser or its agents, officers, employees or contractors.

11.02      Indemnification by Purchaser. Purchaser hereby indemnifies and holds harmless the Seller Indemnified Parties in respect of, and holds each of them harmless from and against, any and all Losses suffered, incurred or sustained by any of them or to which any of them become subject, resulting from, arising out of or relating to any breach by Purchaser of any representation, warranty, covenant, agreement or obligation made by Purchaser in this Agreement or any certificate delivered by Purchaser pursuant to this Agreement, provided, however, that the foregoing indemnity shall not apply to Losses to the extent caused by the gross negligence or willful misconduct of Seller or its agents, officers, employees or contractors.

11.03      Period for Making Claims. No claim under this Agreement (except as provided below) may be made unless such Party shall have delivered, with respect to any claim under Section 11.01, a written notice of claim prior to the date falling twelve (12) months after the Closing Date provided that, (i) the representations and warranties contained in Section 3.01 (Existence), Section 3.02 (Authority), Section 3.07 (Brokers), Sections 3.09(a), (b) and (e) (Holdco and the Subsidiaries), Section 4.01 (Existence), Section 4.02 (Authority) and Section 4.08 (Brokers) shall survive the Closing for five (5) years following the Closing Date (collectively, with the representations and warranties contained in Section 3.11 (Taxes) the “Fundamental Representations”), (ii) the representations and warranties in Section 3.11 (Taxes) shall survive until thirty (30) days after the expiration of the applicable Tax statute of limitations, and (iii) the covenants, agreements and obligations in this Agreement to be performed from and after the Closing shall survive until the date on which they have been fully performed; provided further that, if written notice for a claim of indemnification has been provided by the Indemnified Party pursuant to Section 11.05(a) on or prior to the applicable survival expiration date, then the obligation of the Indemnifying Party to indemnify the Indemnified Party pursuant to this Article 11 shall survive with respect to such claim until such claim is finally resolved. Without limiting the foregoing, with respect to any claims related to violations or possible violations of an applicable NERC reliability standard, no claim under this Agreement may be made unless such Party shall have delivered, with respect to any such claim for breach of any representation, warranty, covenant, agreement or obligation made in this Agreement, a written notice of claim prior to the date occurring six months after the conclusion of any Regional Entity compliance audit covering a period prior to the Closing Date.

11.04      Limitations on Claims. (a)An Indemnifying Party shall have no obligation to indemnify an Indemnified Party until the aggregate amount of all Losses incurred that are subject to indemnification by such Indemnifying Party pursuant to this Article 11 equal or exceed One Million Eight Hundred Thirty Five Thousand Five Hundred Fifty Five Dollars ($1,835,555)(the “Deductible”) in which event the Indemnifying Party shall be liable for Losses only to the extent they are in excess of the Deductible; provided that, the Deductible shall not apply to Losses to the extent resulting from, arising out of or relating to (i) any willful breach of any representation or warranty or (ii) fraud.

(b)              Neither Party shall have any obligation to indemnify the other Indemnified Party in connection with any single item or group of related items that result in Losses that are subject to indemnification in the aggregate of less than Fifty Thousand Dollars ($50,000) (the “Claim Threshold”).

(c)              The aggregate liability of the Seller Indemnifying Parties and the Purchaser Indemnifying Parties, respectively, under this Article 11 resulting from any claims under any breaches of representations or warranties herein and in any certificates delivered pursuant hereto, shall be limited to an amount equal to Thirty Six Million Seven Hundred Eleven Thousand One Hundred Three Dollars ($36,711,103)(the “Cap”); provided that, the Cap shall not apply to Losses to the extent resulting from, arising out of or relating to any willful breach of any representation or warranty or fraud.

(d)              The amount of any claim pursuant to this Article 11 will be reduced by the amount of any insurance proceeds actually recovered (less the cost to collect the proceeds of such insurance and the amount, if any, of any retroactive or other premium adjustments reasonably attributable thereto) and the amount of any Tax benefit (which for this purpose means any reduction in cash Taxes payable that would otherwise be due or the receipt of a refund of Taxes by the Indemnified Parties, in each case only with respect to the taxable year in which the Loss was incurred or paid) to the Indemnified Party in respect of such claim or the facts or events giving rise to such indemnity obligation. If the Indemnified Party realizes such Tax benefit after the date on which an indemnity payment has been made to the Indemnified Party, the Indemnified Party shall promptly make payment to the Indemnifying Party in an amount equal to such Tax benefit; provided, that such payment shall not exceed the amount of the indemnity payment.

11.05     Procedure for Indemnification of Third Party Claims. (a) Notice. Whenever any claim by a third party shall arise for indemnification under this Article 11, the Indemnified Party shall promptly notify the Indemnifying Party of the claim and, when known, the facts constituting the basis for such claim and, if known, the notice shall specify the amount or an estimate of the amount of the liability arising therefrom. The Indemnified Party shall provide to the Indemnifying Party copies of all material notices and documents (including court papers) received or transmitted by the Indemnified Party relating to such claim. The failure or delay of the Indemnified Party to deliver prompt written notice of a claim shall not affect the indemnity obligations of the Indemnifying Party hereunder, except to the extent the Indemnifying Party was actually disadvantaged by such failure or delay in delivery of notice of such claim.

(b)               Settlement of Losses. If the Indemnified Party has assumed the defense of any claim by a third party which may give rise to indemnity hereunder pursuant to Section 11.06(d), the Indemnified Party shall not settle, consent to the entry of a judgment of or compromise such claim without the prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) of the Indemnifying Party.

11.06      Rights of Indemnifying Party in the Defense of Third Party Claims.(a) Right to Assume the Defense. (a) In connection with any claim by a third party which may give rise to indemnity hereunder, the Indemnifying Party shall have thirty (30) days after the date the Indemnifying Party is notified of such claim by the Indemnified Party to assume the defense of any such claim, which defense shall be prosecuted by the Indemnifying Party to a final conclusion or settlement in accordance with the terms hereof.

(b)               Procedure. If the Indemnifying Party assumes the defense of any such claim, the Indemnifying Party shall (i) select counsel reasonably acceptable to the Indemnified Party to conduct the defense of such claim and (ii) take all steps necessary in the defense or settlement thereof, at its sole cost and expense. The Indemnified Party shall be entitled to participate in (but not control) the defense of any such claim, with its own counsel and at its sole cost and expense; provided that, if the claim includes allegations for which the Indemnifying Party both would and would not be obligated to indemnify the Indemnified Party, the Indemnifying Party and the Indemnified Party shall in that case jointly assume the defense thereof. The Indemnified Party and the Indemnifying Party shall fully cooperate with each other and their respective counsel in the defense or settlement of such claim. The Party in charge of the defense shall keep the other Party appraised at all times as to the status of the defense or any settlement negotiations with respect thereto.

(c)               Settlement of Losses. The Indemnifying Party shall not consent to a settlement of or the entry of any judgment arising from, any such claim or legal proceeding, without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed).

(d)               Decline to Assume the Defense. The Indemnified Party may defend against any such claim, at the sole cost and expense of the Indemnifying Party, in such manner as it may deem reasonably appropriate, including settling such claim in accordance with the terms hereof if (i) the Indemnifying Party does not assume the defense of any such claim resulting therefrom within thirty (30) days after the date the Indemnifying Party is notified of such claim by the Indemnified Party or (ii) the Indemnified Party reasonably concludes that the Indemnifying Party is (a) not diligently defending the Indemnified Person, (b) not contesting such claim in good faith through appropriate proceedings or (c) has not taken such action (including the posting of a bond, deposit or other security) as may be necessary to prevent any action to foreclose a Lien against or attachment of any asset or property of the Indemnified Party for payment of such claim.

11.07      Direct Claims. In the event that any Indemnified Party has a claim against any Indemnifying Party which may give rise to indemnity hereunder that does not involve a claim brought by a third party, the Indemnified Party shall promptly notify the Indemnifying Party of the claim and the facts constituting the basis for such claim and, if known, the amount or an estimate of the amount of the liability arising therefrom. If the Indemnifying Party does not notify the Indemnified Party within thirty (30) days from receipt of such claim notice that the Indemnifying Party disputes such claim, the amount of such claim shall be conclusively deemed a liability of the Indemnifying Party hereunder; however if the Indemnifying Party does notify the Indemnified Party that it disputes such claim within the require thirty (30) day period, the Parties shall attempt in good faith to agree upon the rights of the respective Parties with respect to such claim. If the Parties should so agree, a memorandum setting forth such agreement shall be prepared and signed by both Parties. If such Parties shall not agree, the Indemnified Party shall be entitled to take any action in law or in equity as such Indemnified Party shall deem necessary to enforce the provisions of this Article 11 against the Indemnifying Party.

11.08      Exclusive Remedy. Absent fraud or willful breach, the indemnities set forth in this Article 11 shall be the exclusive remedies of Purchaser and Seller and their respective members, officers, directors, employees, agents and Affiliates under this Agreement or the transactions contemplated hereby, whether due to misrepresentation, breach of warranty, nonfulfillment or failure to perform any covenant or agreement contained in this Agreement or otherwise, and the Parties shall not be entitled to a rescission of this Agreement or to any further indemnification rights or claims of any nature whatsoever in respect thereof, all of which the Parties hereto hereby waive.

11.09      Indemnity Treatment. Any amount of indemnification payable pursuant to the provisions of this Article 11 shall to the extent possible, be treated as an adjustment to the Purchase Price.

11.10      Mitigation.

(a)               Each of the Parties agrees to take all commercially reasonable steps to mitigate their respective Losses upon and after becoming aware of any event or condition which would reasonably be expected to give rise to any Losses that are indemnifiable hereunder.

(b)               Upon making any payment to the Indemnified Party for any indemnification claim pursuant to this Article 11, the Indemnifying Party shall be subrogated, to the extent of such payment, to any rights which the Indemnified Party may have against any third parties with respect to the subject matter underlying such indemnification claim and the Indemnified Party shall assign any such rights to the Indemnifying Party.

Article 12

[Intentionally Omitted]

Article 13
MISCELLANEOUS

13.01      Notices. All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally, by facsimile transmission, by reputable national overnight courier service or by registered or certified mail (postage prepaid) to the Parties at the following addresses or facsimile numbers, as applicable:

If to Purchaser, to:	CLEARWAY ENERGY OPERATING LLC
c/o Clearway Energy, Inc.
300 Carnegie Center, Suite 300
Princeton, NJ 08540
Attn : Christopher Sotos
Fax: (609) 524-4589

With a copy to:	CROWELL & MORING LLP
1001 Pennsylvania Avenue, N.W.
Washington, D.C. 20004-2595
Attn: Patrick W. Lynch
Fax: (202) 628-5116

If to Seller, to:	GIP III ZEPHYR CARLSBAD HOLDINGS, LLC
1345 Avenue of the Americas, 30th Floor
New York, NY 10105,
Attn: Julie Ashworth; William Gutterman

Notices, requests and other communications will be deemed given upon the first to occur of such item having been (a) delivered personally to the address provided in this Section 13.01, (b) delivered by confirmed facsimile transmission to the facsimile number provided in this Section 13.01, or (c) delivered by registered or certified mail (postage prepaid) or by reputable national overnight courier service in the manner described above to the address provided in this Section 13.01 (in each case regardless of whether such notice, request or other communication is received by any other Person to whom a copy of such notice, request or other communication is to be delivered pursuant to this Section 13.01). Any Party from time to time may change its address, facsimile number or other information for the purpose of notices to that Party by giving notice specifying such change to the other Party.

13.02      Entire Agreement. This Agreement and the documents referenced herein supersede all prior discussions and agreements, whether oral or written, between the Parties with respect to the subject matter hereof, and contains the entire agreement between the Parties with respect to the subject matter hereof.

13.03      Specific Performance. The Parties to this Agreement agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur and money damages may not be a sufficient remedy. In addition to any other remedy at law or in equity, each of Purchaser and Seller shall be entitled to specific performance by the other Party of its obligations under this Agreement and immediate injunctive relief, without the necessity of proving the inadequacy of money damages as a remedy.

13.04     Time of the Essence. Time is of the essence with regard to all duties and time periods set forth in this Agreement.

13.05      Expenses. Except as otherwise expressly provided in this Agreement, whether or not the transactions contemplated hereby are consummated, each Party will pay its own costs and expenses incurred in connection with the negotiation, execution and performance of this Agreement.

13.06      Confidentiality; Disclosures. Neither Seller, Purchaser nor any of their Affiliates shall make any written or other public disclosures regarding this Agreement or the transactions contemplated hereby without the prior written consent of the other Party, except as required by law, any regulatory authority or under the applicable rules and regulations of a stock exchange or market on which the securities of the disclosing Party or any of its affiliates are listed.

13.07      Waiver. Any term or condition of this Agreement may be waived at any time by the Party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the Party waiving such term or condition and delivered pursuant to Section 13.01. No waiver by any Party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion. All remedies, either under this Agreement or by Law or otherwise afforded, will be cumulative and not alternative.

13.08      Amendment. This Agreement may be amended, supplemented or modified only by a written instrument duly executed by or on behalf of each Party.

13.09      No Third Party Beneficiary. The terms and provisions of this Agreement are intended solely for the benefit of each Party and their respective successors or permitted assigns, and it is not the intention of the Parties to confer third party beneficiary rights upon any other Person other than any Person entitled to indemnity under Article 11. Notwithstanding anything to the contrary contained in this Agreement or in any certificate or other writing delivered pursuant hereto or in connection herewith, each Party acknowledges and agrees that this Agreement may only be enforced against, and any claims (whether at law or equity) resulting from, arising out of or otherwise relating to this Agreement or the negotiation, execution or performance of this Agreement may only be made against the Parties to this Agreement.

13.10      Assignment. The obligations of the Parties under this Agreement are not assignable without the prior written consent of the other Party, which such Party may withhold in its discretion; provided, that Purchaser may assign this Agreement, including the right to purchase the Acquired Interests, without the prior written consent of Seller, to (a) any Affiliate of Purchaser, or (b) any financial institution providing purchase money or other financing to Purchaser from time to time as collateral security for such financing, in each case so long as  Purchaser remains fully liable for its obligations under this Agreement.

13.11      Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law, and if the rights or obligations of any Party under this Agreement shall not be materially and adversely affected thereby, (a) such provision shall be fully severable, (b) this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, and (c) the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom.

13.12      Governing Law. THIS AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS BY THE LAWS OF THE STATE OF NEW YORK WITHOUT GIVING EFFECT TO THE CONFLICTS OF LAWS PRINCIPLES THEREOF EXCEPT FOR SECTIONS 5-1401 AND 5-1402 OF THE NEW YORK GENERAL OBLIGATIONS LAW.

13.13      Consent to Jurisdiction.(a) For all purposes of this Agreement, and for all purposes of any Action or Proceeding arising out of or relating to the transactions contemplated hereby or for recognition or enforcement of any judgment, each Party hereto submits to the personal jurisdiction of the courts of the State of New York and the federal courts of the United States sitting in New York County, and hereby irrevocably and unconditionally agrees that any such Action or Proceeding may be heard and determined in such New York court or, to the extent permitted by law, in such federal court. Each Party hereto agrees that a final judgment in any such Action or Proceeding may be enforced in any other jurisdiction by suit on the judgment or in any other manner provided by Law. Nothing in this Agreement shall affect any right that any Party may otherwise have to bring any Action or Proceeding relating to this Agreement against the other Party or its properties in the courts of any jurisdiction.

(b)          Each Party hereto irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so:

(i)               any objection which it may now or hereafter have to the laying of venue of any Action or Proceeding arising out of or relating to this Agreement or any related matter in any New York state or federal court located in New York County, and

(ii)              the defense of an inconvenient forum to the maintenance of such Action or Proceeding in any such court.

Each Party hereto irrevocably consents to service of process by registered mail, return receipt requested, as provided in Section 13.01. Nothing in this Agreement will affect the right of any Party hereto to serve process in any other manner permitted by Law.

13.14      Waiver of Jury Trial. TO THE FULLEST EXTENT PERMITTED BY LAW, EACH PARTY HEREBY WAIVES ALL RIGHTS TO A TRIAL BY JURY IN ANY LEGAL ACTION TO ENFORCE OR INTERPRET THE PROVISIONS OF THIS AGREEMENT OR THAT OTHERWISE RELATES TO THIS AGREEMENT.

13.15      Limitation on Certain Damages. NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY, NO PARTY SHALL BE LIABLE TO ANY OTHER PARTY FOR ANY CONSEQUENTIAL, SPECIAL, INDIRECT, SPECULATIVE, EXEMPLARY, OR PUNITIVE DAMAGES (COLLECTIVELY, “CONSEQUENTIAL DAMAGES”) FOR ANY REASON WITH RESPECT TO ANY MATTER ARISING OUT OF OR RELATING TO THIS AGREEMENT, WHETHER BASED ON STATUTE, CONTRACT, TORT OR OTHERWISE AND WHETHER OR NOT ARISING FROM THE OTHER PARTY’S SOLE, JOINT OR CONCURRENT NEGLIGENCE, STRICT LIABILITY OR OTHER FAULT; PROVIDED, HOWEVER, THAT ANY LOSSES TO THE EXTENT ARISING OUT OF THIRD PARTY CLAIMS FOR WHICH A PARTY IS ENTITLED TO INDEMNIFICATION UNDER THIS AGREEMENT SHALL NOT CONSTITUTE CONSEQUENTIAL DAMAGES. FOR THE AVOIDANCE OF DOUBT, AN ACTION FOR THE PAYMENT OF THE PURCHASE PRICE SHALL NOT BE CONSIDERED CONSEQUENTIAL DAMAGES.

13.16      Disclosures. Seller or Purchaser may, at its option, include in the Disclosure Schedules items that are not material in order to avoid any misunderstanding, and any such inclusion, or any references to dollar amounts, shall not be deemed to be an acknowledgment or representation that such items are material, to establish any standard of materiality or to define further the meaning of such terms for purposes of this Agreement. In no event shall the inclusion of any matter in the Disclosure Schedules be deemed or interpreted to broaden Seller’s or Purchaser’s representations, warranties, covenants or agreements contained in this Agreement. The mere inclusion of an item in the Disclosure Schedules shall not be deemed an admission by Seller or Purchaser that such item represents a material exception or fact, event, or circumstance.

13.17      Facsimile Signature; Counterparts. This Agreement may be executed by facsimile signature in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized representative of each Party as of the date first above written.

“Purchaser”

CLEARWAY ENERGY OPERATING LLC
a Delaware limited liability company

By:	/s/ Chad Plotkin

“Seller”

GIP III ZEPHYR CARLSBAD HOLDINGS, LLC,
a Delaware limited liability company

By:	/s/ Jonathan Bram

Signature Page for Carlsbad PSA